Exhibit 99.1

Zepp Health Corporation Reports First Quarter 2025 Unaudited Financial Results

MILPITAS, Calif., May 19, 2025 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the first quarter of 2025.

First Quarter 2025 Financial and Operating Highlights:

•	Revenue reached US$39 million, out of which Amazfit-branded products grew by 10.2% year-over-year.

•	Gross margin was 37.3% compared with 36.8% in the same period of last year

•	Cash balance was 104 million, after repayment of US$11.5 million short-term debt in the first quarter of 2025.

•	The U.S.-China reached deal to temporarily reduce tariffs; the company has proactively established a dual-sourcing supply chain strategy with production bases in both China and Vietnam.

•	For the second quarter of 2025, the Company’s management currently expects net revenues to be between US$50 million and US$55 million, which would represent an increase of approximately 23% to 35% from US$40.6 million in the second quarter of 2024.

Mr. Wang 'Wayne' Huang, Chairman and CEO of Zepp, commented, "In the first quarter of 2025, we are happy to see that our Amazfit revenue grew 10% year over year as we execute against a difficult macro backdrop while sharpening our operating model for long-term resilience. Tariff relief on key smartwatch categories in the United States and our dual-sourcing strategy between China and Vietnam helped cushion some external cost pressures, and the additional Vietnam capacity we brought online further de-risked the supply chain. Fixed expenses were not fully absorbed in the low season, which limited gross-margin leverage, but the progress we have made on mix upgrade keeps us firmly on the path toward sustained profitability."

Wayne added, "Over the past four months, we successfully launched the Amazfit Active 2 and Bip 6. These smartwatches frequently rank among the top 10 on Amazon's smartwatch category in major countries with ratings exceeding 4.6 on Amazon in the U.S. They also received enthusiastic acclaim within the Reddit community. With sales on a consistent upward trend and production - delivery challenges on the brink of full resolution, we anticipate even higher sales for the Active 2 and Bip 6 series in the upcoming quarters.

We remain committed to leveraging open-source technologies such as Llama. Recently, we enhanced the responsiveness of Zepp Flow voice commands on our smartwatches, achieving a 17-fold improvement in speed. Additionally, by adopting a hybrid AI solution combining OpenAI and Google Gemini, we reduced the cost of food recognition in our app’s food log by 90%. This enabled us to expand the service across a wider region in Europe and double the daily usage allowance for users. "

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Wayne concluded, “To amplify the brand, we deepened our presence in the HYROX community via events in Chicago, Taipei and Shanghai, and welcomed global athlete partners like five-time Olympic medallist Gabby Thomas and Italian tennis star Jasmine Paolini. Last weekend, Jasmine made history by becoming the first Italian woman in 40 years to win the Rome Open. She, wearing the Active 2 watch, is inspiring sports enthusiasts in the spotlight. Such moments build brand voice and user connection. Strong sales of our budget-friendly products lay the groundwork for mid-to-high-end launches, strengthen partner confidence, broaden our user base, and expand the sales funnel. As these efforts begin to yield in results, second quarter we expect our first year-over-year overall sales growth since 2021 as new products scale up, partnerships expand, and our global footprint broadens. We'll remain vigilant of external challenges, keep optimizing the supply chain, and invest in AI-driven unique experiences to keep Zepp Health leading in the wearable market. With all the new product roadmaps lined up, and we believe 2025 will be a fruitful year for Zepp Health. "

Zepp Health's CFO, Mr. Leon Deng, said, "Our results in the first quarter of 2025 tracked closely with guidance. We are pleased to report that Amazfit products revenue has returned to growth after a two-year transformation period. This marks a significant milestone in our ongoing strategy toward a more brand-driven growth model. The strong performance reflects continued momentum in our core markets and the successful launches of key products, which have outperformed prior models in terms of sales velocity and market reception. Total gross margin stood at 37.3%, higher than both the fourth and the first quarter of 2024, even after absorbing foreign currency and tariffs headwinds. Furthermore, our total operating expense was US$32.7 million, and adjusted operating expenses1 of US $31.5 million in the first quarter were up modestly from both the prior quarter and prior year same quarter, reflecting disciplined investments in research and development expenses , as well as targeted brand and marketing investments around product launches and new athlete sponsorships. As a result, our net loss is US$19.7 million, and our adjusted net loss2 was US$18.1 million, as the first quarter is traditionally the lowest sales season for consumer electronics industry, which could not absorb our cost base in full. Despite this, our cash balance was US$104 million, compared to US$110 million at the fourth quarter of 2024, thanks to our enhanced working capital management and improved cash conversion cycle. Following the refinancing completed in February, long-term borrowings now represent about 70% of our total debt, and we have retired US$67.8 million of debt since early 2023, with another US$11.5 million repaid in the first quarter 2025. For the second quarter, we project revenue of US$50 million to US $55 million, representing 23% to 35% growth of revenues compared with second quarter of 2024. Our share-repurchase program remains in place for the remainder of 2025, underscoring confidence in Zepp Health's outlook. "

1 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

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First Quarter 2025 Financial Results

Revenues

Revenues for the first quarter of 2025 reached US$38.5 million, a decrease by 3.6% from the first quarter of 2024. The decrease was primarily due to the US$5.0 million decrease in the sales of Xiaomi wearable products. In the first quarter of 2025, sales of Amazfit-branded products grew 10.2% year over year, marking a return to growth since the first quarter of 2022. This was preceded by a strong quarter over quarter growth of 43.4% from the third quarter to the fourth quarter of 2024. The increase was mainly driven by the successful launch of Amazfit Active 2, Bip 6, while we are still facing some supply constrains especially on the Amazfit Active 2 premium version, and it should be fully resolved in the second quarter of 2025. Compared with fourth quarter of 2024, revenue decline is driven by the seasonality while the first quarter is the lowest quarter of the year and supply constrains especially on the long lead-time components for Amazfit Bip 6 and Active 2 premium version, which resulted the Bip 6’s launch was postponed to the end of March 2025. Looking at the second quarter of 2025, we are expecting the Amazfit-branded sales continue to grow, with many new products launches in the pipeline.

Gross Margin

Gross margin in the first quarter of 2025 was 37.3%, which was higher than first and fourth quarter of 2024, We are impacted by the additional 20% tariffs imposed on China-made products in the first quart of 2025, excluding that the gross margin is 38.4%. The higher gross margin of Amazfit-branded products was mainly driven by the higher gross margin of newly- launched products.

Research and Development Expenses

Research and development expenses in the first quarter of 2025 were US$12.4 million, a decrease by 7.8% year-over-year. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

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Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of 2025 were US$13.8 million, an increase by 28.5% year-over-year. The increase was primarily due to US$1.7 million in digital campaigns and product launch events for new products, and US$1.4 million in sales channel investments. At the same time, we consistently pushed on retail profitability and channel mix improvement. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$6.5 million in the first quarter of 2025, compared with US$6.4 million in the same period of 2024, an increase by 1.5% year-over-year. The increase was largely attributable to foreign exchange rate fluctuations of US$1.0, offset by a US$0.8 million decrease in share-based compensation expenses.

Operating Expenses

Total operating expenses for the first quarter of 2025 were US$32.7 million, an increase by 6.9% year-over-year. Adjusted operating expenses, which exclude share-based compensation and amortization of intangible assets resulting from acquisitions and business cooperation agreements, were US$31.5 million, compared with US$27.8 million in the same period of 2025. The increase was primarily due to foreign exchange rate fluctuations of US$1.0 million, US$1.7 million in digital campaigns and product launch events for new products, and US$1.4 million in sales channel investments. We will maintain our cost-conscious approach, aiming for operating expenses of US$25 to US$27 million in the upcoming quarters. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the first quarter of 2025 was US$18.4 million, which resulted in an inability to fully cover operating expenses, compared to operating loss of US$15.9 million for the first quarter of 2024. Adjusted operating loss3 for the first quarter of 2025 was US$17.2 million, compared to adjusted operating loss of US$13.1 million for the same period of 2024. The variance was mainly due to foreign exchange rate fluctuations of US$1.0 million, US$1.7 million in digital campaigns and product launch events for new products, and US$1.4 million in sales channel investments.

3 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

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Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the first quarter of 2025 was US$19.7 million, compared to net loss of US$14.8 million in the first quarter of 2024. Adjusted net loss attributable to Zepp Health Corporation was US$18.1 million, compared to adjusted net loss of US$13.6 million in the first quarter of 2024. The first quarter is typically the season with the lowest sales, which resulted in an inability to fully cover operating expenses.

Liquidity and Capital Resources

As of March 31, 2025, the Company had cash and cash equivalents and restricted cash of US$103.8 million, compared with US$110.7 million of cash balance as of December 31, 2024, the result was driven by the net loss for the first quarter of 2025, offset by US$12.8 million tighter working capital management. This cash position provides ample runway for the Company to invest and seize potential market opportunities.

The Company continued to manage its working capital and inventory efficiently and recorded inventory of US$64.1 million as of March 31, 2025. It went up a bit due to preparation for product launch, but the Company managed to improve big time on accounts receivable collection and accounts payable management. The Company will continue to manage working capital tightly.

By February 2025, we have successfully refinanced majority of our short-term debts maturing in 2025 to a multi-year long-term debt maturing in 2027 and beyond with a lower interest rate. Starting the first quarter of 2023, we have initiated the retirement of our short/long-term debt portfolio. As of the first quarter of 2025, the Company has retired a total of US$67.8 million of debt since early 2023, with US$11.5 million repaid in the first quarter of 2025. As our operating cash flow continues to strengthen, we will continue to optimize the capital structure for the company.

Shares Outstanding

As of March 31, 2025, the Company had a total of 229.9 million ordinary shares outstanding, representing the equivalent of 14.4 million ADSs assuming the conversion of all ordinary shares into ADSs.

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Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of March 31, 2025, the Company had used US$15.4 million to repurchase approximately 2.0 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the second quarter of 2025, the Company’s management currently expects net revenues to be between US$50 million and US$55 million, which would represent an increase of approximately 23% to 35% from US$40.6 million in the second quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:00 p.m. Eastern Time on Wednesday, May 19, 2025 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

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Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until May 26, 2025 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	5798726

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About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT4 represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

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We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	91,069	76,429
Restricted cash	19,666	27,408
Accounts receivable, net	62,965	52,896
Amounts due from related parties	2,663	2,581
Inventories, net	56,789	64,136
Short-term investments	997	1,002
Prepaid expenses and other current assets	17,415	18,003
Total current assets	251,564	242,455

Property, plant and equipment, net	6,898	6,506
Intangible asset, net	7,091	15,220
Goodwill	9,581	9,581
Long-term investments	225,910	218,035
Deferred tax assets	17,465	17,488
Amount due from related parties, non-current	2,019	2,031
Other non-current assets	4,607	4,386
Operating lease right-of-use assets	3,458	3,051
Total assets	528,593	518,753

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	US$	US$
Liabilities
Current liabilities:
Accounts payable	51,077	60,742
Advance from customers	197	237
Amount due to related parties	2,477	1,036
Accrued expenses and other current liabilities	37,576	35,259
Income tax payables	508	506
Notes payable	61,679	78,452
Short-term bank borrowings	41,853	36,105
Total current liabilities	195,367	212,337
Deferred tax liabilities	3,117	3,090
Long-term borrowings	75,241	69,495
Other non-current liabilities	133	134
Non-current operating lease liabilities	2,007	1,662
Total liabilities	275,865	286,718

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	278,116	278,775
Treasury stock	(14,993)	(15,450)
Accumulated retained earnings	28,618	8,877
Accumulated other comprehensive loss	(40,178)	(40,193)
Total Zepp Health Corporation shareholders’ equity	251,589	232,035
Noncontrolling interest	1,139	-
Total equity	252,728	232,035
Total liabilities and equity	528,593	518,753

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025
	US$	US$
Revenues	39,957	38,537
Cost of revenues	(25,257)	(24,176)
Gross profit	14,700	14,361
Operating expenses:
Selling and marketing	(10,769)	(13,841)
General and administrative	(6,420)	(6,518)
Research and development	(13,421)	(12,377)
Total operating expenses	(30,610)	(32,736)
Operating loss	(15,910)	(18,375)

Other income and expenses:
Interest income	1,012	581
Interest expense	(1,443)	(1,358)
Other income/(expense), net	68	4
Gain/(loss) from fair value change of long-term investments	2,103	(125)
Loss before income tax and loss from equity method investments	(14,170)	(19,273)
Income tax expenses	(72)	(110)
Loss before loss from equity method investments	(14,242)	(19,383)
Net loss from equity method investments	(559)	(358)
Net loss	(14,801)	(19,741)
Less: Net loss attributable to noncontrolling interest	(32)	-
Net loss attributable to Zepp Health Corporation	(14,769)	(19,741)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.06)	(0.08)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.91)	(1.23)

Weighted average number of shares used in computing basic and diluted net loss per share	259,525,679	256,410,171

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Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025
	US$	US$
Total operating expenses	(30,610)	(32,736)
Share-based compensation expenses	2,283	589
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	635
Total adjusted operating expenses	(27,760)	(31,512)

Operating loss	(15,910)	(18,375)
Share-based compensation expenses	2,283	589
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	635
Adjusted operating loss	(13,060)	(17,151)

Net loss	(14,801)	(19,741)
Share-based compensation expenses	2,283	589
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	635
(Gain)/loss from fair value change of long-term investments	(2,103)	125
Loss from equity method investments	559	358
Income tax expenses	72	110
Interest income	(1,012)	(581)
Interest expense	1,443	1,358
Adjusted EBIT	(12,992)	(17,147)

Net loss attributable to Zepp Health Corporation	(14,769)	(19,741)
Share-based compensation expenses	2,283	589
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	635
(Gain)/loss from fair value change of long-term investments	(2,103)	125
Loss from equity method investments	559	358
Tax effects on non-GAAP adjustments	(91)	(103)
Adjusted net loss attributable to Zepp Health Corporation	(13,554)	(18,137)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.05)	(0.07)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.84)	(1.13)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	259,525,679	256,410,171

Share-based compensation expenses included are follows:
Selling and marketing	250	42
General and administrative	1,060	286
Research and development	973	261
Total	2,283	589

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, and (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

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